Exhibit 99.7

NICE Actimize Awarded for “XCelent” Functionality in
Celent’s 2018 AML Transaction Monitoring ABCD Vendor View

Among NICE Actimize’s strengths, customers cited the “best things about the vendor were configurability of the system and responsiveness, reputation, and people”

Hoboken, NJ, October 16, 2018 – NICE Actimize, a NICE (Nasdaq: NICE) business and a leader in Autonomous Financial Crime Management, has been recognized by Celent, a division of Oliver Wyman, Inc., in its “Solutions for Anti-Money Laundering: 2018 Transaction Monitoring ABCD Vendor View” report, and given the firm’s “XCelent Functionality Award.” The XCelent Functionality Award is presented to the vendor that best demonstrates breadth of functionality across a range of criteria, including the depth of functions and features included in the base AML Transaction Monitoring solution, along with production success and user experience. NICE Actimize also scored well in the report’s Advanced Technology category.

According to Celent, customers rated NICE Actimize strongly overall. In the area of Functionality, the highest scores included its audit trail capabilities. In terms of usability (configurability), parameters and thresholds and making minor changes were also highlighted as strengths in the NICE Actimize AML Transaction Monitoring solution. Customers also reported to Celent that the “best things about the vendor were configurability of the system and the vendor’s responsiveness, reputation, and people.”

"Among the companies we evaluated in our report, NICE Actimize ranked highest for the breadth of functionality that the firm provides its customers, a category that we believe is important in an institution’s evaluation of an AML transaction monitoring solution,” said Neil Katkov, PhD, Head of Risk and Compliance and author of the report. “We were pleased to offer NICE Actimize our XCelent Award for Functionality for 2018.”

“NICE appreciates Celent’s extensive research into the AML and Transaction Monitoring marketplace and we thank them for recognizing NICE Actimize as a leader in the breadth of functionality and features we offer,” said Barak Eilam, CEO NICE. “With the increasing complexities facing institutions in the anti-money laundering area, we believe that the depth and breadth of our financial crime offerings, including our anti-money laundering portfolio, is a critical differentiator for us. We are committed to continuing innovation in these categories.”

NICE Actimize's latest versions of its Suspicious Activity Monitoring (SAM) solution, which combines machine learning analytics for laser-accurate crime detection with robotic process automation, virtually eliminates costly manual data gathering tasks thereby increasing team productivity and reducing investigation time for a single alert by up to 70 percent. The new Suspicious Activity Monitoring solution introduces NICE Actimize's innovative concept of Autonomous Financial Crime Management to the anti-money laundering category for the first time.

Additional assets:
•	For NICE Actimize’s integrated anti-money laundering solutions, please click here.
•	For NICE Actimize’s Autonomous Financial Crime Management, please click here.
•	For NICE Actimize’s ActOne Investigation Management, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson +1-551-256-5202, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.